
November 20, 2020

David-Alexandre Gros
Chief Executive Officer
Novus Therapeutics, Inc.
19900 MacArthur Blvd., Suite 550
Irvine, CA 92612

> **Re: Novus Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2020**
> **File No. 001-36620**

Dear Dr. Gros:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan A. Murr